Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

General

Digimarc Corporation (the “Company”) is authorized to issue 50,000,000 shares of common stock, $0.001 par value per share (the “Common Stock”); 10,000 shares of Series A Redeemable Nonvoting Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”); 500,000 shares of Series R Participating Cumulative Preferred Stock, par value $0.001 per share (“Series R Preferred Stock”); and 1,990,000 shares of undesignated preferred stock, par value $0.001 per share. The Common Stock are the sole class of securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and 10,000 shares of the Company’s Series A Preferred Stock are issued and outstanding.

The following description summarizes selected information regarding the Common Stock, as well as relevant provisions of (i) the Company’s Articles of Incorporation, as currently in effect, (ii) the Company’s Bylaws, as currently in effect, (iii) the Oregon Control Share Act (the “OCSA”), and (iv) the Oregon Business Combination Act (the “OBCA”). The following summary description of the Common Stock is qualified in its entirety by reference to the provisions of the Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company’s periodic reports under the Exchange Act, and the applicable provisions of the OSCA and OBCA.

Common Stock

Listing. The Company’s Common Stock is listed on the Nasdaq Global Market under the symbol “DMRC.”

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably those dividends as may be declared by the Company’s board of directors out of funds legally available for such purpose, as well as any distributions to the Company’s shareholders.

Voting Rights. Holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the Company’s shareholders, including the election of directors.

No Preemptive or Similar Rights. Holders of Common Stock have no preemptive or other subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Rights to Receive Liquidation Distributions. In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of the Company’s assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

No Liability for Further Assessment. All outstanding shares of Common Stock are fully paid and non-assessable.

Oregon Control Share Act and Oregon Business Combination Act

The Company is subject to provisions of Oregon law that may restrict the ability of its significant shareholders to exercise voting rights. The OCSA generally applies to a person who acquires voting stock of an Oregon corporation in a transaction that results in that person holding more than one-fifth, one-third or one-half of the total voting power of the voting shares of the corporation. If such a transaction occurs, the person cannot vote the shares acquired in the acquisition unless voting rights are restored to those shares by a vote of:

•	the holders of a majority of the outstanding voting shares of each voting group entitled to vote; and

•	the holders of a majority of the outstanding voting shares, excluding the acquired shares and shares held by the corporation’s officers and inside directors.

The restricted shareholder may, but is not required to, submit to the corporation a statement setting forth information about itself and its plans with respect to the corporation. The statement may request that the corporation call a special meeting of shareholders to determine whether voting rights will be granted to the shares acquired. If a special meeting of shareholders is not requested, the issue of voting rights of the acquired shares will be considered at the next annual or special meeting of shareholders that is held more than 60 days after the date the shares are acquired.

The Company is also subject to provisions of Oregon law that govern business combinations between corporations and interested shareholders. The OBCA generally prohibits a corporation from entering into a business combination transaction with a person, or an affiliate of that person, for a period of three years following the date the person acquires 15% or more of the outstanding voting stock of the corporation. For the purposes of this law, the prohibition generally applies to the following business combination transactions:

•	a merger or plan of share exchange,

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the aggregate market value of all of the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation, and

•	transactions that result in the issuance or transfer of capital stock of the corporation to the 15% shareholder.

However, the general prohibition does not apply if:

•

the 15% shareholder, as a result of the transaction in which the person became a 15% shareholder, owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors who are also officers, and certain employee benefit plans),

•

the board of directors approves either (i) the business combination or (ii) the transaction that resulted in the person becoming an interested shareholder before the transaction by which the shareholder acquires 15% or more of the corporation’s outstanding voting stock occurs, or

•

the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation, excluding shares owned by the 15% shareholder, approve the transaction at an annual or special meeting on or after the date the shareholder acquires 15% or more of the corporation’s voting stock.